Exhibit 1.1

441 Peace Portal Drive   Blaine   WA   98230

Phone: (360) 332-4653   Fax: (360) 332-4652   E-mail: info@centurymining.com

November 28, 2007

Dear Sulliden Shareholder:

On behalf of the Board of Directors of Century Mining Corporation, I enclose Century’s offer to purchase all of the outstanding common shares of Sulliden Exploration Inc. (the “Offer”).

Under the Offer, as further detailed in the enclosed circular, you will receive 0.72 of a Century common share for each of your Sulliden shares. The Offer represents a premium of approximately 51% over the volume-weighted average trading prices of Century’s shares on the TSX Venture Exchange and Sulliden’s shares on the Toronto Stock Exchange, for the 20 trading days ended October 3, 2007, the last trading day prior to Century’s announcement to make the Offer.

Reasons to accept the Offer

We believe that the Offer presents a compelling opportunity for Sulliden shareholders and that all Sulliden shareholders should accept the Offer. The benefits of the Offer include the following:

•                  A combination of Sulliden and Century will resolve the litigation over title to the Shahuindo property and unlock the value of this project for all shareholders.

•                  Century has been advised by the Peruvian law firm Payet, Rey and Cauvi that this litigation may reasonably be expected to continue until 2015. Furthermore, a resolution in Sulliden’s favor is not guaranteed given the recent rulings in the Peruvian courts.

•                  Century’s goal is to build a mine at Shahuindo as soon as is reasonably possible, thereby enabling shareholders to benefit from any share appreciation resulting from the development of Shahuindo.

•                  A successful bid will allow all shareholders to participate in the creation of a pre-eminent mid-tier gold producer geographically diversified in Canada and Peru.

The Offer will be open for acceptance until 5:00pm Toronto time, on January 30, 2008, unless it is extended or withdrawn.

To accept the Offer you will need to complete the enclosed Letter of Transmittal (printed on green paper) and ensure that it is received by the Depositary before 5:00 pm, Toronto time, on January 30, 2008. If your Sulliden shares are held in the name of a nominee, such as a broker, investment dealer, bank or trust company, you should contact the nominee for instructions on how to deposit your Sulliden shares to the Offer.

Again, we urge you to carefully consider our Offer and look forward to welcoming you as shareholders of the new Century.

Yours very truly,

(Signed) Margaret M. Kent

Margaret M. Kent

Chairman, President and Chief Executive Officer